Exhibit 99.1

Annual and Special Meeting of Holders of Common Shares of PolyMet Mining Corp.
(the “Company”)
June 24, 2020
REPORT OF VOTING RESULTS
National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

The nominees listed on the Management Information Circular dated May 7, 2020 were elected as Directors of the Company to hold office for the ensuing year or until their successors are elected or appointed.  The Company received the following votes from the holders of Common Shares with respect to the election of the seven nominees:

NOMINEE NAME	FOR	% OF VOTED	WITHHOLD	% OF VOTED
Jonathan Cherry	757,214,578	99.20%	6,138,000	0.80%
David Dreisinger	759,474,451	99.49%	3,878,127	0.51%
David J. Fermo	759,252,995	99.46%	4,099,583	0.54%
Alan R. Hodnik	754,038,292	98.78%	9,314,286	1.22%
Roberto Huby	758,813,894	99.41%	4,538,684	0.59%
Hilmar Rode	758,817,078	99.41%	4,535,500	0.59%
Stephen Rowland	749,732,524	98.22%	13,620,054	1.78%

Item 2:  Appointment of Auditors

Deloitte & Touche LLP were appointed auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors.  The Company received the following votes from the holders of Common Shares with respect to the election of auditors:

FOR	% OF VOTED	WITHHOLD	% OF VOTED
897,884,773	98.84%	10,563,567	1.16%

Item 3: Approval of Proposed Share Consolidation

The Shareholders approved a special resolution authorizing the Board of Directors, in its sole discretion, to consolidate the issued and outstanding Common Shares on the basis of up to ten (10) pre-Consolidation shares for every one (1) post-Consolidation share and to amend the Company’s articles accordingly.  Notwithstanding approval of the Consolidation Resolution by shareholders of the Company, the Board of Directors may, in its sole discretion, determine the timing of the Consolidation and whether to revoke this special resolution, and abandon the Consolidation without further approval or action by or prior notice to shareholders. The Company received the following votes from the holders of Common Shares with respect to the proposed Share Consolidation:

FOR	% OF VOTED	AGAINST	% OF VOTED
861,124,809	94.79%	47,323,531	5.21%

POLYMET MIINING CORP.

/s/ Stephanie Hunter
_______________________________
Stephanie Hunter
Corporate Secretary